FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2010

UNILEVER PLC

(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

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as permitted by Regulation S-T Rule 101(b)(1):_____

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as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information
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in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                        UNILEVER PLC

                                                                                                                       /S/ S.G. WILLIAMS
                                                                                                                       By S.G. WILLIAMS
                                                                                                                       Secretary

Date: 29 April, 2010

                                              EXHIBIT INDEX
                                              -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION
99                                          Notice to London Stock Exchange dated 29 April, 2010
                                              1st Quarter Results

Exhibit 99

2010 FIRST QUARTER RESULTS

STRONG MOMENTUM: VOLUME GROWTH ACCELERATES TO 7.6%

First Quarter highlights
·
Underlying volume growth 7.6%.
Underlying sales growth also accelerated to 4.1%. Underlying price growth was (3.3)% reflecting pricing action taken in 2009; in-quarter pricing was stable.
·
Underlying operating margin up 60bps
driven by improved gross margins and lower overhead costs with advertising and promotions spend up by 220bps behind a strong innovation programme.
·
Net cash flow from operating activities up by €666m
with over €300m from improved management of working capital.
·
Fully diluted earnings per share increased by 32%;
2nd quarterly dividend will be increased by 6.7% over Quarter 1 to €0.208 per share.

Chief Executive Officer
"We show strong momentum across all geographies with continued strengthening of our competitive position in line with our strategy. Growth was supported by the quickening pace of innovation and the introduction of brands such as Cif, Domestos, Lifebuoy and Lipton into new markets. Growth has been especially strong in emerging markets despite the heightened competitive activity. We have continued to invest more in advertising and promotions to build brand equities and support the rollout of our innovations.
The improvement in underlying operating margin shows the impact of extensive savings programmes, lower commodity costs, and the benefits of volume leverage.
We will face a tougher environment as the year progresses and thus it is more important than ever to stay focused on the consumer. Commodity costs will increase in the second half, economies remain sluggish and competitive intensity will remain high. We will continue to focus on profitable volume growth, whilst delivering a steady and sustainable improvement in operating margin and strong cash flow. Importantly, we will be doing all of this while continuing to improve our overall environmental footprint."

Key Financials (unaudited) Current rates	First Quarter 2010
Turnover	€10,143m	6.7%

Underlying sales growth*		4.1%

Operating profit	€1,438m	17%

Net profit	€1,055m	31%

Diluted Earnings per share	€0.34	32%

Dividends: Second Quarterly Interim Dividend	€ 0.208 per share
(*) Underlying sales growth and underlying operating margin are non-GAAP measures, see note 2 on Page 11 for further explanation.

29 April 2010
OPERATIONAL REVIEW: REGIONS
	First Quarter 2010
(unaudited)	Turnover	USG	Volume	Price	Change in Underlying Op Margin
Unilever Total	€10,143m	4.1%	7.6%	(3.3)%	+60 bps
Asia Africa CEE	€3,995m	7.6%	11.7%	(3.7)%	+30 bps
Americas	€3,340m	3.7%	6.3%	(2.4)%	+40 bps
Western Europe	€2,808m	0.2%	4.0%	(3.7)%	+130 bps

Volume growth continued to improve in all regions accompanied by widespread share gains. Underlying price growth was similar to Q4 2009, reflecting the flow-through of pricing actions taken in previous quarters; in-quarter pricing was broadly flat with increases in some areas being offset by selective price reductions elsewhere. Gross margins strengthened due to continued strong cost savings, lower commodity costs and better fixed cost leverage. The improvement in underlying operating margin was achieved whilst significantly increasing advertising and promotions spend in all regions and categories.

Asia Africa CEE
- Q1 USG +7.6%, Volume +11.7%, underlying operating margin +30 bps

Broad-based volume growth, ahead of our markets, came from our focus on leading market development, improving in-market execution, accelerating the pace of innovation and by brand extensions into new countries. Where we have seen high levels of competitive intensity, our growth has accelerated.

We have driven double digit growth on the back of accelerated innovation in markets like Indonesia, with new launches such as Rexona Shower Clean in Deodorants and the launch of Citra in Personal Wash. In Turkey, we launched Sunlight Dishwash liquid, Omo liquid detergents and Lifebuoy. India has seen an intense competitive battle and we are encouraged by the improvement in volume growth; Laundry shares have stabilised and we are gaining share in Hair. In China we have gained share in all categories except one, driven by successes such as the launch of liquid detergents.

The Americas
- Q1 USG +3.7%, Volume +6.3%, underlying operating margin +40 bps

The momentum in the Americas continued with another good quarter of volume growth and a step-up in underlying sales growth. North America had a good quarter delivering volume growth of more than 3% with both the US and Canadian businesses growing ahead of their respective markets. This is driven by the success of the Dove new product launches and share gains in Margarine, Hair and Deodorants. The Slimfast recall adversely impacted market share and growth in the quarter but is now back in full distribution.

Latin America delivered double digit volume growth. In Brazil, volume growth continues to accelerate and we saw particularly strong performances in Deodorants, Skin Cleansing and in Ice Cream where Magnum and Fruttare continue to do well.

Western Europe
- Q1 USG 0.2%, Volume +4.0%, underlying operating margin +130 bps

Volume growth at 4% was well ahead of the market and was again broad-based. Market shares continue to grow in both volume and value terms. Good progress was made in the UK and the Netherlands on the back of strong innovations such as Dove Men+Care, Magnum Gold?! and Knorr Stockpot. The economic situation remains challenging in southern Europe as consumer confidence has not yet recovered. Despite this, the businesses in Italy and Spain both delivered much better performances than in 2009. Customer service levels continue to improve.

The underlying operating margin was up 130bps despite significant additional investment in advertising and promotions spend, reaping the benefits from the accelerated restructuring programme.

OPERATIONAL REVIEW: CATEGORIES
	First Quarter 2010
(unaudited)	Turnover	USG
Unilever Total	€10,143m	4.1%
Savoury, Dressings & Spreads	€3,396m	0.1%
Ice Cream & Beverages	€1,798m	7.4%
Personal Care	€3,131m	7.9%
Home Care & other	€1,818m	2.5%

Volume growth accelerated across all of our categories in the first quarter as we focus on bigger innovations, rolled out to more countries, more quickly. Dove Men+Care has now been launched in 21 countries whilst Dove Minimising deodorant is now present in more than 50 markets. Knorr Stockpot which started in China has been extended to 16 countries. The Lipton brand has been launched in Spain and is continuing to build well in the UK. Consumers will have the opportunity to enjoy Magnum Gold?! in 28 countries in 2010.

Savoury, Dressings and Spreads
- Q1 USG +0.1%
The category performance improved in the first quarter with positive volume growth. The continued success of Knorr Stockpots (jelly bouillon) contributed to the growth in Savoury and the new range of Knorr cook-in bags is now rolling out. The PF Chang range of frozen Asian restaurant-quality cuisine has been launched in the US and the initial reception has been positive.

Spreads delivered a step-up in volume growth and global shares. US volume shares reached multi-year highs with margarine benefiting from the trend to healthy eating and our initiatives in removing trans-fatty acids from the formulations. Underlying sales growth has been held back by prior year pricing actions. Dressings overall performance was disappointing. Despite this, the Hellmann's Mayonnaise Cage-Free eggs innovation continues to do well.

Ice Cream and Beverages
- Q1 USG +7.4%
Ice Cream and Beverages delivered strong growth. The Tea business had another quarter of strong volume growth, driven by innovations across the price points. For example Brooke Bond Sehatmand tea with added vitamins was launched to meet the needs of lower income consumers in India. In France, the Tea business is gaining share supported by the Rainforest Alliance certification and premium infusions for Lipton and the relaunch of the Elephant brand with its good value for money positioning.

Ice Cream made good progress in the quarter with strong performances in Australia and Brazil during their summer months. Magnum Gold?! has now been launched and Cornetto Enigma, a premium variant, is now in 12 markets. In the US, Breyer's Smooth and Dreamy has been introduced and Starbucks ice cream and Klondike are doing well. The Ben and Jerry's quality improvement programme continues and we have committed to become fully Fairtrade certified by the end of 2013.

Personal Care
- Q1 USG +7.9%
Personal care delivered another excellent quarter on the back of a strong flow of innovations such as Dove Men+Care. A superior range of Dove body washes was launched in Europe using the patented 'Nutrium' moisture technology and Dove Hair Damage Repair has been launched in the US and will be rolled out to many more markets in 2010. Both Dove and Vaseline are driving growth in Hand and Body with revitalised product ranges. The Sunsilk Co-Creations range of hair care products is being rolled out and TiGi brought 'Curlesque' to market, the latest collection from Catwalk.

In personal wash,
Lifebuoy soap has been rolled out to new markets including Turkey, Malaysia and Egypt. After the success of White Now,
Signal anti-age toothpaste has been launched in our main Oral markets in Western Europe.

Home Care and others
- Q1 USG +2.5%
Home Care delivered growth despite the intense competitive price activity in several key markets. Volume growth has been broad-based on the back of strong innovations and new brand introductions. Liquid detergents in China continued to do well and are now being extended to Turkey. Wheel in India has been re-launched with a superior formulation and an improved Radiant, with a new patented technology to wash clothes whiter, has been launched in Thailand and South Africa. In Household Cleaning we have launched Cif into India and Domestos into Italy. Cif Active Shield continues to deliver good results.

ADDITIONAL COMMENTARY ON THE FINANCIAL STATEMENTS

Restructuring

Restructuring in the quarter at €119m amounted to 120bps of Turnover. We continue to look for opportunities to accelerate restructuring to drive efficiency in this highly competitive environment. We now expect that full year restructuring will most likely exceed the 50-100bps guidance given previously.

Finance costs and tax

The cost of financing net borrowings was €109 million, €29 million lower than last year. The interest rate on net borrowings was 6.5%, compared with 5.9% last year reflecting the impact of currencies and increased cash levels earning low rates of interest. There was a small credit for pensions financing compared with a net charge of €45 million in the previous year.

The effective tax rate for the quarter was 24.5%, compared with 27.0% for 2009 primarily reflecting favourable prior year tax settlements.

Joint ventures, associates and other income from non-current investments

Net profit from joint ventures and associates, together with other income from non-current investments contributed €57 million compared to €39 million last year. The main factors behind the increase were the partial redemption of a portion of the preferred shares that had been held as consideration for the sale of Unilever's US laundry business in 2008 and a fair value adjustment on the warrants in Johnson Diversey.

Earnings per share

Fully diluted earnings per share at €0.34 for the quarter were 32% higher than the same period in 2009. The principal driver was improved underlying profit, as well as lower pension costs, lower restructuring costs and a lower tax rate.

Cash Flow and Net Debt

Net cash from operating activities at €588m was up €666m versus the prior year. This was mainly driven by an improved level of working capital which contributed €329m to the improved cash flow.

Capital expenditure increased by €121m as we invested in manufacturing capacities to support future growth in markets such as Russia, Indonesia, Vietnam, Mexico and South Africa.

Net Debt at €7.1 billion, was up from €6.4 billion as at 31st December 2009, reflecting the above and the move to quarterly interim dividends with the first payment made in March 2010.

Pensions

The net deficit in pension schemes was broadly stable at €2.7 billion reflecting lower discount rates only partially offset by higher asset values.

DIVIDEND

As agreed at the 2009 Annual General Meetings, Unilever moved to the payment of quarterly dividends with effect from 1 January 2010.  The first quarterly interim dividend was paid in March 2010, and for the remainder of 2010, the quarterly interim dividends will be paid in June, September and December 2010.

The Boards have declared a quarterly interim dividend of €0.208. Further details, including amounts payable in sterling and US dollars are given in note 10 on page 15, together with the dividend timetable for the remainder of 2010.

COMPETITION INVESTIGATIONS

As previously reported, in June 2008 the European Commission initiated an investigation into potential competition law infringements in the European Union in relation to consumer detergents.  Unilever has received a number of requests for information from the European Commission regarding the investigation and has been subject to unannounced investigations at some of its premises.  The investigation is ongoing although no statement of objections against Unilever has been issued to date.  It is too early reliably to assess the ultimate resolution or estimate the fines which the Commission will seek to impose on Unilever as a result of this investigation.  Therefore no provision has been made.  However, substantial fines can be levied as a result of European Commission investigations.  Fines imposed in other sectors for violations of competition rules have amounted to hundreds of millions of euros.

As previously reported, in December 2009 Unilever received separate statements of objection from the French competition authority and from the Italian competition authority in connection with investigations into certain product markets in France and Italy respectively.  In April 2010, Unilever received a statement of objections from the Dutch competition authority in relation to its investigation into certain product markets in The Netherlands.  An earlier decision by the Greek authority fining Unilever in relation to alleged restrictions on parallel trade within certain of its contracts with retailers in Greece is under appeal.  Provisions have been made, to the extent appropriate, in relation to these investigations and the fining decision.

In addition and as previously reported, Unilever is involved in a number of other ongoing investigations by national competition authorities.  These include investigations in Belgium, France and Germany. These investigations are at various stages and concern a variety of product markets. In several cases it is not clear that the authorities will seek to impose a fine on Unilever and in others it is too early to be able reasonably to assess the level of fines which the authorities may seek to impose.

Following a February 2010 decision, a previously reported investigation by the Czech competition authority has been closed as regards Unilever.

It is Unilever's policy to co-operate fully with the competition authorities in the context of all ongoing investigations.  In addition, Unilever reinforces and enhances its internal competition law compliance procedures on an ongoing basis.

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends', 'believes' or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, economic slowdown, industry consolidation, access to credit markets, recruitment levels, reputational risks, commodity prices, continued availability of raw materials, prioritisation of projects, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, consumer demands, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the 20-F Report and the Annual Report and Accounts 2009. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

ENQUIRIES

Media: Media Relations Team UK +44 20 7822 6805 tim.johns@unilever.com or +44 20 7822 6010 trevor.gorin@unilever.com NL +31 10 217 4844 flip.dotsch@unilever.com	Investors: Investor Relations Team +44 20 7822 6830 investor.relations@unilever.com

There will be a web cast of the results presentation available at:
www.unilever.com/ourcompany/investorcentre/results/quarterlyresults/default.asp

INCOME STATEMENT
(unaudited)

€ million	First Quarter
	2010	2009	Increase/ (Decrease)
			Current rates	Constant rates

Continuing operations:

Turnover	10,143	9,505	6.7%	4.4%

Operating profit	1,438	1,234	17%	14%

Restructuring, business disposals and other (RDIs) (see note 3)	(108)	(158)
Underlying operating profit	1,546	1,392	11%	9%

Net finance costs	(105)	(183)
Finance income	16	25
Finance costs	(125)	(163)
Pensions and similar obligations	4	(45)

Share in net profit/(loss) of joint ventures	27	27
Share in net profit/(loss) of associates	(3)	(1)
Other income from non-current investments	33	13

Profit before taxation	1,390	1,090	28%	25%

Taxation	(335)	(287)

Net profit	1,055	803	31%	29%

Attributable to:
Minority interests	82	72
Shareholders' equity	973	731	33%	30%

Combined earnings per share
Total operations (Euros)	0.35	0.26	32%	29%
Total operations - diluted (Euros)	0.34	0.25	32%	29%

STATEMENT OF COMPREHENSIVE INCOME
(unaudited)

€ million	First Quarter
	2010	2009
Net profit	1,055	803

Other comprehensive income
Fair value gains/(losses) on financial instruments net of tax	(26)	53
Actuarial gains/(losses) on pension schemes net of tax	(138)	(228)
Currency retranslation gains/(losses) net of tax	361	(46)

Total comprehensive income	1,252	582

Attributable to:
Minority interests	128	78
Shareholders' equity	1,124	504

STATEMENT OF CHANGES IN EQUITY
(unaudited)

€ million	First Quarter
	2010	2009
Equity at 1 January	12,536	10,372
Total comprehensive income for the quarter	1,252	582
Dividends on ordinary capital	(544)	-
Movement in treasury stock	(4)	(8)
Share-based payment credit	44	31
Dividends paid to minority shareholders	(8)	(8)
Currency retranslation gains/(losses) net of tax	(1)	(4)
Other movements in equity	(3)	(37)
Equity at the end of the period	13,272	10,927

CASH FLOW STATEMENT
(unaudited)

€ million	First Quarter
	2010	2009

Cash flow from operating activities	801	113

Income tax paid	(213)	(191)

Net cash flow from operating activities	588	(78)

Interest received	14	20
Net capital expenditure	(346)	(225)
Acquisitions and disposals	17	(3)
Other investing activities	445	11

Net cash flow from/(used in) investing activities	130	(197)

Dividends paid on ordinary share capital	(561)	(16)
Interest and preference dividends paid	(91)	(91)
Change in financial liabilities	(140)	483
Share buy-back programme	-	-
Other movements on treasury stock	(3)	(8)
Other financing activities	(7)	(10)

Net cash flow from/(used in) financing activities	(802)	358

Net increase/(decrease) in cash and cash equivalents	(84)	83

Cash and cash equivalents at the beginning of the period	2,397	2,360

Effect of foreign exchange rate changes	71	(197)

Cash and cash equivalents at the end of the period	2,384	2,246

BALANCE SHEET
(unaudited)

€ million	As at 31 March 2010	As at 31 December 2009	As at 31 March 2009

Goodwill	12,860	12,464	12,032
Intangible assets	4,752	4,583	4,568
Property, plant and equipment	6,971	6,644	6,091
Pension asset for funded schemes in surplus	795	759	305
Deferred tax assets	779	738	990
Other non-current assets	1,020	1,017	1,521
Total non-current assets	27,177	26,205	25,507

Inventories	4,234	3,578	4,217
Trade and other current receivables	4,430	3,429	4,705
Current tax assets	162	173	207
Cash and cash equivalents	2,674	2,642	2,437
Other financial assets	616	972	394
Non-current assets held for sale	23	17	16
Total current assets	12,139	10,811	11,976

Financial liabilities	(2,382)	(2,279)	(3,952)
Trade payables and other current liabilities	(9,266)	(8,413)	(7,927)
Current tax liabilities	(537)	(487)	(354)
Provisions	(379)	(420)	(724)
Total current liabilities	(12,564)	(11,599)	(12,957)
Net current assets/(liabilities)	(425)	(788)	(981)

Total assets less current liabilities	26,752	25,417	24,526

Financial liabilities due after one year	7,973	7,692	7,931
Non-current tax liabilities	133	107	210
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit	1,592	1,519	1,875
Unfunded schemes	1,907	1,822	2,010
Provisions	783	729	652
Deferred tax liabilities	817	764	738
Other non-current liabilities	275	248	183
Total non-current liabilities	13,480	12,881	13,599

Shareholders' equity	12,677	12,065	10,437
Minority interests	595	471	490
Total equity	13,272	12,536	10,927

Total capital employed	26,752	25,417	24,526

NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

1     ACCOUNTING INFORMATION AND POLICIES

The condensed interim financial statements are based on International Financial Reporting Standards (IFRS) as adopted by the EU and IFRS as issued by the International Accounting Standards Board.  The basis of preparation is consistent with the year ended 31 December 2009.

The condensed interim financial statements are shown at current exchange rates, while percentage year-on-year changes are shown at both current and constant exchange rates to facilitate comparison.

The income statement on page 7, the statements of comprehensive income and changes in equity on page 8 and the cash flow statement on page 9 are translated at rates current in each period.

The balance sheet on page 10 and the analysis of net debt on page 14 are translated at period-end rates of exchange.

The financial statements attached do not constitute the full financial statements within the meaning of Section 434 of the UK Companies Act 2006.  Full accounts for Unilever for the year ended 31 December 2009 will be delivered to the Registrar of Companies.  The auditors' report on those accounts was unqualified and did not contain a statement under Section 498 (2) or Section 498 (3) of the UK Companies Act 2006.

2     NON-GAAP MEASURES

In our financial reporting we use certain measures that are not recognised under IFRS or other generally accepted accounting principles (GAAP).  We do this because we believe that these measures are useful to investors and other users of our financial statements in helping them to understand underlying business performance.  Wherever we use such measures, we make clear that these are not intended as a substitute for recognised GAAP measures.  Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures.
Unilever uses 'constant rate' and 'underlying' measures primarily for internal performance analysis and targeting purposes.

The principal non-GAAP measure which we apply in our quarterly reporting is underlying sales growth, which we reconcile to changes in the GAAP measure turnover in notes 4 and 5. U nderlying sales growth (abbreviated to 'USG' or 'growth') reports turnover growth at constant exchange rates, excluding the effects of acquisitions and disposals.  Turnover includes the impact of exchange rates, acquisitions and disposals.

We also comment on underlying trends in operating margin before the impact of restructuring, disposals and other one-off items, which we collectively term RDIs, on the grounds that the incidence of these items is uneven between quarterly reporting periods. Further detail on RDIs can be found in note 3.
We also discuss net debt, which we reconcile in note 8 to the amounts reported in our balance sheet and cash flow statement.

Further information about these measures and their reconciliation to GAAP measures is given on our website at
www.unilever.com/investorrelations

3     SIGNIFICANT ITEMS WITHIN THE INCOME STATEMENT

In our income statement reporting we recognise restructuring costs, profits and losses on business disposals and certain other one-off items, which we collectively term RDIs.  We disclose on the face of our income statement the total value of such items that arise within operating profit.  In our operating review by geographic segment and in note 4 we highlight the impact of these items on our operating margin.

€ million	First Quarter
	2010	2009
RDIs within operating profit:
Restructuring	(119)	(158)
Business disposals	11	-
Impairments and other one-off items	-	-
Total RDIs within operating profit	(108)	(158)

4     SEGMENT INFORMATION

Continuing operations - First Quarter € million	Asia Africa CEE	Americas	Western Europe	Total

Turnover
2009	3,575	3,156	2,774	9,505
2010	3,995	3,340	2,808	10,143
Change	11.7%	5.8%	1.2%	6.7%
Impact of:
Exchange rates	3.7%	1.6%	0.8%	2.3%
Acquisitions	0.2%	0.9%	0.6%	0.6%
Disposals	(0.1)%	(0.5)%	(0.4)%	(0.3)%

Underlying sales growth	7.6%	3.7%	0.2%	4.1%
Price	(3.7)%	(2.4)%	(3.7)%	(3.3)%
Volume	11.7%	6.3%	4.0%	7.6%

Operating profit
2009	464	442	328	1,234
2010	550	504	384	1,438

Underlying operating profit
2009	494	482	416	1,392
2010	565	525	456	1,546

Operating margin
2009	13.0%	14.0%	11.8%	13.0%
2010	13.8%	15.1%	13.7%	14.2%

Underlying operating margin
2009	13.8%	15.3%	15.0%	14.6%
2010	14.1%	15.7%	16.3%	15.2%

5     ADDITIONAL INFORMATION BY PRODUCT AREA

Continuing operations - First Quarter € million	Savoury Dressings and Spreads	Ice Cream and Beverages	Personal Care	Home Care and other	Total

Turnover
2009	3,312	1,664	2,807	1,722	9,505
2010	3,396	1,798	3,131	1,818	10,143
Change	2.5%	8.0%	11.6%	5.6%	6.7%
Impact of:
Exchange rates	1.7%	2.3%	1.9%	3.6%	2.3%
Acquisitions	0.5%	0.0%	1.4%	0.0%	0.6%
Disposals	0.2%	(1.8)%	0.1%	(0.6)%	(0.3)%
Underlying sales growth	0.1%	7.4%	7.9%	2.5%	4.1%

Operating profit
2009	440	154	514	126	1,234
2010	544	143	559	192	1,438

Operating margin
2009	13.3%	9.3%	18.3%	7.3%	13.0%
2010	16.0%	8.0%	17.9%	10.6%	14.2%

6   TAXATION

The effective tax rate for the quarter was 24.5% compared with 27.0% for 2009.  The tax rate is calculated by dividing the tax charge by pre-tax profit excluding the contribution of joint ventures and associates.

Tax effects of components of other comprehensive income were as follows:

€ million	First Quarter 2010			First Quarter 2009
	Before tax	Tax (charge)/ credit	After tax	Before tax	Tax (charge)/ credit	After tax

Fair value gains/(losses) on financial instruments net of tax	(30)	4	(26)	26	27	53
Actuarial gains/(losses) on pension schemes net of tax	(163)	25	(138)	(296)	68	(228)
Currency retranslation gains/(losses) net of tax	361	-	361	(46)	-	(46)

Other comprehensive income	168	29	197	(316)	95	(221)

7     RECONCILIATION OF NET PROFIT TO CASH FLOW FROM OPERATING ACTIVITIES

€ million	First Quarter
	2010	2009

Net profit	1,055	803
Taxation	335	287
Share of net profit of joint ventures/associates and other income
from non-current investments	(57)	(39)
Net finance costs	105	183
Operating profit	1,438	1,234
Depreciation, amortisation and impairment	259	261
Changes in working capital	(778)	(1,107)
Pensions and similar provisions less payments	(126)	(271)
Restructuring and other provisions less payments	(14)	(74)
Elimination of (profits)/losses on disposals	(19)	3
Non-cash charge for share-based compensation	44	31
Other adjustments	(3)	36
Cash flow from operating activities	801	113

8     NET DEBT

€ million	As at 31 March 2010	As at 31 December 2009

Total financial liabilities	(10,355)	(9,971)
Financial liabilities due within one year	(2,382)	(2,279)
Financial liabilities due after one year	(7,973)	(7,692)
Cash and cash equivalents as per balance sheet	2,674	2,642
Cash and cash equivalents as per cash flow statement	2,384	2,397
Add bank overdrafts deducted therein	290	245
Financial assets	616	972
Net debt	(7,065)	(6,357)

9     COMBINED EARNINGS PER SHARE

The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the period, less the average number of shares held as treasury stock.

In calculating diluted earnings per share, a number of adjustments are made to the number of shares, principally the following:
(i) conversion into PLC ordinary shares in the year 2038 of shares in a group company under the arrangements for the variation of the Leverhulme Trust and (ii) the exercise of share options by employees.

Earnings per share for total operations for quarter were calculated as follows:

	2010	2009

Combined EPS - Basic
Average number of combined share units (Millions of units)	2,808.0	2,790.5

Net profit attributable to shareholders' equity	€973m	€731m

Combined EPS	€0.35	€0.26

Combined EPS - Diluted
Adjusted average number of combined share units (Millions of units)	2,902.4	2,878.9

Combined EPS - diluted	€0.34	€0.25

The numbers of shares included in the calculation of earnings per share is an average for the period.  During the period the following movements in shares have taken place:
Millions
Number of shares at 31 December 2009 (net of treasury stock)	2,804.2
Net movements in shares under incentive schemes	7.7
Number of shares at 31 March 2010	2,811.9

10     DIVIDENDS

As agreed at the 2009 Annual General Meetings, Unilever moved to the payment of quarterly dividends with effect from 1 January 2010.  The first quarterly interim dividend was paid in March 2010, and for the remainder of 2010, the quarterly interim dividends will be paid in June, September and December 2010.
The Boards have declared a quarterly interim dividend for Q1 2010 at the following rates which are equivalent in value at the rate of exchange applied under the terms of the Equalisation Agreement between the two companies:
Per Unilever N.V. ordinary share:                                                                 € 0.2080
Per Unilever PLC ordinary share:                                                                 £ 0.1803
Per Unilever N.V. New York share:                                                             US$ 0.2764
Per Unilever PLC American Depositary Receipt:                                    US$ 0.2764
The quarterly interim dividends have been determined in Euros and converted into equivalent Sterling and US Dollar amounts using exchange rates issued by the European Central Bank on 27 April 2010.

The quarterly interim dividends will be payable as from 16 June 2010, to shareholders registered at close of business on 14 May 2010.  The shares will go ex-dividend on 12 May 2010.
US dollar checks for the quarterly interim dividend will be mailed on 15 June 2010, to holders of record at the close of business on 14 May 2010.  In the case of the NV New York shares, Netherlands withholding tax will be deducted.

The quarterly dividend calendar for 2010 will be as follows:

	Announcement Date	Ex-Dividend Date	Record Date	Payment Date
Calendar Year 2010
Quarterly dividend - for Q1 2010	29 April 2010	12 May 2010	14 May 2010	16 June 2010
Quarterly dividend - for Q2 2010	5 August 2010	11 August 2010	13 August 2010	15 September 2010
Quarterly dividend - for Q3 2010	4 November 2010	10 November 2010	12 November 2010	15 December 2010

11     ACQUISITIONS AND DISPOSALS

On 18 January 2010 we announced a definitive agreement with Hormel Foods Corporation to sell our Shedd's Country Crock branded side dish business in the US. The transaction was completed in February 2010. Under the terms of the agreement, Hormel will market and sell Shedd's Country Crock chilled side-dish products, such as homestyle mashed potatoes, under a licence agreement.

On 26 April 2010 we announced the agreement with Strauss Holdings Ltd to increase the Unilever shareholding in Glidat Strauss Israel from 51% to 90% for an undisclosed sum and subject to anti-trust and regulatory approval.

On 26 April 2010 we announced our intention to seek a buyer for our Frozen Foods business in Italy including the Findus brand and a dedicated factory in Cisterna, Italy.

We expect to complete the acquisition of the Personal Care business of Sara Lee by Q3 2010.

12    EVENTS AFTER THE BALANCE SHEET DATE

There were no material post balance sheet events other than those mentioned elsewhere in this report.